FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                March 4, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: February Output Statement dated 4 March, 2004


BRITISH ENERGY plc - OUTPUT STATEMENT


A summary of net output from British Energy's power stations in February is given in the table below, together with comparative data for the previous financial year.


                                      2002/03                                            2003/04
                         February                Year to Date                February               Year to Date
                   Output    Load        Output      Load       Output     Load       Output       Load
                    (TWh)  Factor (%)    (TWh)     Factor (%)   (TWh)                 Factor      (TWh)       Factor
                                                                                       (%)                     (%)

  UK Nuclear        5.79      90          58.17      76          5.34       80         59.05        77
  UK Other          0.53      41          5.23       34          1.15       85         6.94         45




Planned Outages

  - A refuelling outage was completed on one reactor at Hartlepool and another carried out on one reactor at Dungeness B
  - Low load refuelling was carried out on one reactor each at Hinkley Point B and Hunterston B.

Unplanned Outages

  - Both reactors at Heysham 1 returned to service following the seawater cooling pipe failure outage
  - One reactor at Torness was shutdown as a precautionary measure for an exchange of a potentially defective fuel assembly before returning to service late February.








Contact:
Andrew Dowler                      020 7831 3113           (Media Enquiries)
Paul Heward                        013552 62201            (Investor Relations)



Find this News Release on our web-site: www.british-energy.com


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 4, 2004                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations